MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2012, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of February 25, 2013 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer, is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2012 HIGHLIGHTS

	Fourth Quarter	Fourth Quarter		Annual	Annual
	2012	2011	Change	2012	2011	Change
Operating
Silver Equivalent Ounces Produced	2,562,926	2,101,528	22%	9,110,452	7,562,494	20%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,311,146	1,957,657	18%	8,260,434	7,216,109	14%
Payable Silver Ounces Produced(1)	2,209,144	1,926,055	15%	7,990,492	7,094,359	13%
Total Cash Costs per Ounce(2)	$9.26	$8.01	16%	$9.08	$8.24	10%
Total Production Cost per Tonne(2)	$28.24	$27.48	3%	$28.62	$28.50	0%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$32.42	$31.70	2%	$31.10	$35.38	-12%
Financial
Revenues ($ millions)	$71.0	$60.8	17%	$247.2	$245.5	1%
Mine Operating Earnings ($ millions)	$39.5	$38.4	3%	$142.0	$163.3	-13%
Net Earnings ($ millions)	$22.4	$21.3	5%	$88.9	$103.6	-14%
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$43.2	$36.9	17%	$146.8	$160.2	-8%
Cash and Cash Equivalents ($ millions)	$111.6	$91.2	22%	$111.6	$91.2	22%
Working Capital ($ millions)	$115.7	$109.7	5%	$115.7	$109.7	5%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.19	$0.20	-5%	$0.80	$1.00	-20%
Cash Flow Per Share(2)	$0.37	$0.35	6%	$1.35	$1.56	-14%
Weighted Average Shares Outstanding for the Periods	116,442,639	105,203,712	11%	110,775,284	103,276,935	7%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)
The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 19 and 20.

Record Production

The Company achieved another quarter of record production, producing 2,311,146 ounces of silver and 2,562,926 of silver equivalent ounces, compared to 1,957,657 ounces of silver and 2,101,528 of silver equivalent ounces in the fourth quarter of 2011, increases of 18% and 22%, respectively.

Annual production in 2012 also reached a record of 8,260,434 ounces of silver and 9,110,452 of silver equivalent ounces, compared to 7,216,109 ounces of silver and 7,562,494 silver equivalent ounces produced in 2011, increases of 14% and 20%, respectively.

The record production was attributed to the successful completion of the La Parrilla mine’s 2,000 tonnes per day (“tpd”) plant expansion, which was commissioned in March 2012 as well as the acquisition of Silvermex Resources Inc. (“Silvermex”) in July 2012, which added the La Guitarra Silver Mine as the Company’s fourth operating mine. With 91% of the Company’s 2012 revenues resulting from the sale of pure silver, First Majestic remains as one of the purest silver producers relative to any of its peers.

Revenues

With the record production, the Company generated revenues of $71.0 million in the fourth quarter of 2012, an increase of $10.2 million or 17% compared to $60.8 million in the fourth quarter of 2011. The increase in revenue was consistent with the 22% increase in production and a 2% increase in average realized silver price per ounce compared to the fourth quarter of 2011.

Revenues for the year ended December 31, 2012 were $247.2 million, an increase of $1.7 million compared to $245.5 million in 2011, despite a 12% decrease in average realized silver price per ounce compared to 2011. Higher revenues were partially offset by higher metal deductions and increased smelting and refining charges related to an increase in concentrate production from La Parrilla’s flotation plant expansion and the acquisition of La Guitarra which currently also produces concentrate.

Mine Operating Earnings

For the quarter ended December 31, 2012, mine operating earnings were $39.5 million, an increase of $1.1 million or 3% compared to $38.4 million in the fourth quarter of 2011. The increase was attributed to a 22% increase in production, as average realized silver price per ounce remained relatively unchanged, partially offset by 16% increase in cash cost per ounce, compared to the fourth quarter of 2011.

For the year ended December 31, 2012, the Company recognized mine operating earnings of $142.0 million, a decrease of 13% compared to $163.3 million in 2011. The decrease in mine operating earnings was primarily attributed to a 12% decline in average realized silver price per ounce during the year, as the increase in cost of sales was consistent with the increase in production. In addition, depletion, depreciation and amortization expense increased by $10.0 million compared to 2011 due to a 25% increase in tonnage milled and additional depreciation and amortization from the La Parrilla plant expansion and the addition of the La Guitarra mine.

Net Earnings

Net earnings after taxes for the fourth quarter and year ended December 31, 2012 were $22.4 million and $88.9 million respectively, compared to $21.3 million and $103.6 million in the comparative periods of 2011, respectively. The change in net earnings was mainly attributed to change in mine operating earnings.

Earnings per share (“EPS”) for the three months ended December 31, 2012 was $0.19, a decrease of 5% compared to $0.20 in the fourth quarter of 2011, primarily due to an 11% increase in weighted average shares outstanding during the period. EPS for the year ended December 31, 2012 was $0.80, a decrease of 20% compared to $1.00 in the prior year primarily attributable to the 12% decrease in average realized silver price per ounce in 2012 and 7% increase in weighted average shares outstanding.

Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or non-recurring items, for the quarter and year ended December 31, 2012 were $0.26 and $1.05, respectively.

Cash Flows from Operations

Cash flows from operations in the fourth quarter of 2012 increased 17% to $43.2 million ($0.37 per share), compared to $36.9 million ($0.35 per share) in the fourth quarter of 2011, primarily attributed to increase in mine operating earnings, related to an increase in production.

Cash flows from operations for the year decreased 8% from $160.2 million ($1.56 per share) in 2011 to $146.8 million ($1.35 per share) in 2012. The decrease in cash flow is consistent with decrease in mine operating earnings, which were affected by a decline in silver prices compared to 2011.

During 2012, the Company continued to pursue an aggressive growth plan by re-investing more than $175.1 million in the form of new investments in development and exploration of its mineral properties, the construction of new processing plants, and acquisitions of new mining equipment.

Cash Cost per Ounce

Cash cost per ounce for the fourth quarter of 2012 was $9.26, an increase of 16% compared to $8.01 in the fourth quarter of 2011. Cash cost per ounce for the full year was $9.08, an increase of 10% compared to $8.24 in 2011.

Cash cost per ounce of $9.26 for the fourth quarter consists of production costs of $8.97, transportation and refining costs of $0.44, smelting and refining costs of $2.79, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, offset by by-product credits of $3.00. Cash cost per ounce for the year consists of production cost of $9.08 per ounce, transportation cost and refining costs of $0.48 per ounce, smelting and refining costs of $2.23, royalty cost of $0.08 per ounce, offset by by-product credits of $2.79 per ounce. Production costs per ounce increased $0.91 per ounce for the fourth quarter of 2012 compared to 2011, and $0.94 per ounce year over year. Production costs increased due to increases in the cost of consumables. Cyanide and diesel costs increased 17% and 9% quarter over quarter, and 15% and 10% year over year. These were mostly offset by increase in by-product credits, which increased by $1.12 for the fourth quarter of 2012 compared to 2011, and $1.35 year over year.

The increase in cash cost per ounce was primarily attributed to increase in concentrate production from the new La Guitarra mine and expansion of the La Parrilla flotation circuit, which have higher smelting and refining charges and added $1.35 per ounce to smelting and refining costs per ounce, representing a 17% increase to consolidated cash cost per ounce for the full year. Cash cost per ounce was also marginally impacted by higher cash cost per ounce at the newly acquired La Guitarra mine, which had a cash cost per ounce of $18.45 during the fourth quarter compared to average cash cost per ounce of $8.69 for the Company’s other three operating mines. The Company continues to focus on improving operating efficiencies and cost reduction at La Guitarra.

Cash and Working Capital

At December 31, 2012 the Company had cash and cash equivalents of $111.6 million, an increase of $20.4 million or 22% compared to $91.2 million as at December 31, 2011. Working capital also increased by $6.0 million to $115.7 million at December 31, 2012.

Acquisition of Silvermex Resources Inc.

On July 3, 2012, First Majestic completed the acquisition of Silvermex Resources Inc. (see “Acquisition of Silvermex Resources Inc.”) and the La Guitarra Silver Mine, located in the State of Mexico, which has now become First Majestic’s fourth operating mine. The mine is 100% owned by the Company.

Since taking over operations of the mine, management has implemented various operational efficiency measures which have resulted in significant cost savings at the mine. La Guitarra’s production in the fourth quarter was 246,319 ounces of silver equivalents, an increase of 14% compared to the second quarter of 2012, the final quarter before First Majestic assumed operations. Production costs in the second half of 2012 have also been reduced to $66.84 per tonne, compared to $128.00 per tonne in the second quarter of 2012.

The acquisition of Silvermex resulted in a 9% dilution to the Company’s common shares outstanding at the time of the acquisition. Management believes that the dilutive effect is only short-term, as the acquisition will over time become accretive to the Company as additional expansions of the La Guitarra mine occur, beginning in early 2013.

La Parrilla Plant Expansion

In the first quarter of 2012, the Company completed the expansion of the new parallel 1,000 tpd flotation and 1,000 tpd cyanidation circuits (2,000 tpd combined). The new circuits became fully operational on March 1, 2012 and achieved full capacity by the second quarter of 2012. At the newly designed run rate of 2,000 tpd, La Parrilla produced approximately 3.5 million ounces of silver equivalents in 2012, compared to annual production of 1.8 million ounces of silver equivalents prior to the expansion.

Del Toro Mine Construction

The Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. The first delivery of concentrates shipped to the smelter is expected during February 2013.

Further underground development in the first half of 2013 will be focused on preparing the mines for Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit. Phase 2 start-up is expected by July 1, 2013, at which time, the mill is expected to start ramping up to a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). The Company also remains on schedule for the third and final phase of production (2,000 tpd flotation and 2,000 tpd cyanidation) by the third quarter of 2014, at which time Del Toro is expected to become the Company’s largest producing operation, projected to produce at an annualized rate of approximately six million ounces of silver per year, with significant amounts of lead and zinc.

2013 PRODUCTION OUTLOOK

This section of the MD&A provides management’s production forecasts for 2013. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

Production in 2013 is expected to increase from 2012 levels with the following upcoming developments:

  At Del Toro, production from the 1,000 tpd flotation circuit commenced in January 2013 and construction of the 1,000 tpd cyanidation circuit expected to commence production in the third quarter of 2013.
  At La Guitarra, a new ball mill and flotation cells will increase capacity from 350 tpd to 500 tpd during March 2013.
  At San Martin, the cyanidation plant is being expanded which will increase capacity from 950 tpd to 1,300 tpd in the second quarter of 2013.

Estimated production range on a mine-by-mine basis for 2013, associated expected operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s five operating mines along with the planned expansions: the addition of the 1,000 tpd cyanidation circuit at the Del Toro mine for the second half of 2013 and the expansion of La Guitarra from 350 tpd to 500 tpd by March 2013. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating Parameters	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	Total
Total tonnes processed ('000s)	1,366 - 1,442	624 - 658	361 - 381	142 - 150	447 - 472	2,941 - 3,104
Operating days	330	330	330	330	330

Silver ounces from production ('000s)	4,084 - 4,311	2,735 - 2,887	1,375 - 1,451	857 - 904	2,052 - 2,166	11,102 - 11,719
Gold ounces from production	-	126 - 133	1,479 - 1,562	4,672 - 4,932	580 - 612	6,857, - 7,239
Pounds of lead from production ('000s)	-	12,136 - 12,810	-	-	5,630 - 5,942	17,766 - 18,752
Pounds of zinc from production ('000s)	-	9,307 - 9,825	-	-	9,280 - 9,795	18,587 - 19,620
Silver equivalent ounces from production ('000s)	4,084 - 4,311	3,267 - 3,452	1,453 - 1,534	1,053 - 1,111	2,443 - 2,578	12,300 - 12,986

Average silver grade (g/t)	177	174	148	220	177	175
Average recoveries (%)	53%	78%	80%	85%	81%	67%

Cash cost per ounce	$8.94 - $9.41	$8.06 - $8.68	$9.17 - $9.63	$9.87 - $11.35	$7.02 - $7.52	$8.56 - $9.15
Production cost per ounce	$8.28 - $8.73	$10.08 - $10.64	$12.08 - $12.63	$13.09 - $14.58	$8.91 - $9.40	$9.47 - $10.04
Production cost per tonne	$24.62 - $25.98	$42.79 - $45.16	$45.87 - $48.42	$59.02 - $65.76	$39.40 - $41.59	$34.99 - $37.11

Anticipated cash flow from operations, before changes in non-cash working capital: ($ millions)						$214.9 - $233.9

Metal average price assumptions for calculating equivalents: Silver $32.00/oz, Gold $1,700/oz, Lead $0.90/lb, Zinc $0.85/lb

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2012				2011
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	407,221	388,462	382,172	337,940	369,310	366,308	333,710	314,712
La Parrilla	186,434	175,630	169,786	147,938	121,109	89,972	77,363	74,503
San Martin	77,803	72,257	63,841	72,305	74,584	73,879	71,004	67,291
La Guitarra(1)	30,160	30,339	-	-	-	-	-	-
Consolidated	701,618	666,688	615,799	558,183	565,003	530,159	482,077	456,506
Silver ounces produced
La Encantada	1,099,154	1,068,863	1,022,094	846,391	1,076,096	1,020,467	1,133,654	1,136,419
La Parrilla	758,692	708,021	690,954	719,143	628,836	449,771	395,716	319,405
San Martin	253,212	238,514	204,200	261,269	252,725	238,627	251,009	313,384
La Guitarra(1)	200,088	189,839	-	-	-	-	-	-
Consolidated	2,311,146	2,205,237	1,917,248	1,826,803	1,957,657	1,708,865	1,780,379	1,769,208
Silver equivalent ounces produced
La Encantada	1,117,254	1,090,966	1,041,292	861,506	1,092,189	1,029,336	1,139,336	1,138,624
La Parrilla	931,718	851,628	843,307	860,739	738,919	511,301	443,304	363,648
San Martin	267,635	257,688	217,623	284,974	270,420	251,133	261,190	323,094
La Guitarra(1)	246,319	237,803	-	-	-	-	-	-
Consolidated	2,562,926	2,438,085	2,102,222	2,007,219	2,101,528	1,791,770	1,843,830	1,825,366
Cash cost per ounce
La Encantada	$7.87	$8.19	$8.35	$9.69	$7.49	$8.04	$7.61	$7.17
La Parrilla	$8.48	$8.58	$8.35	$8.14	$8.22	$7.90	$8.84	$10.66
San Martin	$12.88	$12.96	$12.75	$8.67	$9.70	$10.74	$10.72	$9.85
La Guitarra(1)	$18.45	$13.62	$-	$-	$-	$-	$-	$-
Consolidated	$9.26	$9.19	$8.83	$8.96	$8.01	$8.39	$8.32	$8.26
Production cost per tonne
La Encantada	$20.06	$21.52	$21.30	$23.27	$20.78	$21.46	$24.09	$23.80
La Parrilla	$32.39	$36.32	$33.46	$38.87	$42.46	$41.32	$45.88	$42.60
San Martin	$45.46	$45.94	$43.66	$38.64	$38.64	$37.20	$40.67	$45.34
La Guitarra(1)	$68.59	$65.09	$-	$-	$-	$-	$-	$-
Consolidated	$28.24	$30.05	$26.97	$29.24	$27.47	$26.86	$30.03	$30.04

(1)        The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Quarter and Year Ended December 31, 2012 and 2011

Quarter Ended December 31		CONSOLIDATED FIRST MAJESTIC	Year Ended December 31,
2012	2011	RESULTS	2012	2011
701,618	565,003	Ore processed/tonnes milled (3)(4)	2,542,288	2,033,745
176	201	Average silver grade (g/t)	171	199
58%	54%	Recovery (%)	59%	55%
2,311,146	1,957,657	Total silver ounces produced	8,260,434	7,216,109
-	-	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
2,311,146	1,957,657	Commercial silver ounces produced	8,231,795	7,181,793
2,209,144	1,926,055	Payable silver ounces produced (1)	7,990,492	7,094,359
1,540	440	Gold ounces produced	4,221	1,537
3,751,074	3,416,908	Pounds of lead produced	13,240,889	7,888,943
1,363,330	152,664	Pounds of zinc produced	4,952,899	178,767
4,432	4,695	Tonnes of iron ore produced	18,329	9,907
2,562,926	2,101,528	Total production - ounces silver equivalent	9,110,452	7,562,494
$9.26	$8.01	Total cash cost per ounce (1)(3)(4)	$9.08	$8.24
$8.97	$8.06	Total production cost per ounce (1)(2)(3)(4)	$9.08	$8.14
$28.24	$27.48	Total production cost per tonne (1)(2)(3)(4)	$28.62	$28.50
14,802	11,978	Underground development (m)	57,267	37,312
25,940	19,916	Diamond drilling (m)	135,769	56,713

(1)	The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)	Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.
(4)	The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

Production

Total production for the fourth quarter of 2012 was 2,562,926 ounces of silver equivalents consisting of 2,311,146 ounces of silver, 1,540 ounces of gold, 3,751,074 pounds of lead, 1,363,330 pounds of zinc and 4,432 tonnes of iron ore. Silver equivalent production increased by 22% compared to the 2,101,528 ounces of silver equivalents produced in the fourth quarter of 2011, which consisted of 1,957,657 ounces of silver, 440 ounces of gold, 3,416,908 pounds of lead, 152,664 pounds of zinc and 4,695 tonnes of iron ore. Compared to the third quarter of 2012, production increased by 5% from 2,438,085 ounces of silver equivalents, which consisted of 2,205,237 ounces of silver, 3,307,944 pounds of lead, 1,537 ounces of gold, 844,953 pounds of zinc and 4,673 tonnes of iron ore. The increase in production in the fourth quarter was primarily due to increased production of 80,090 silver equivalent ounces from the La Parrilla mine compared to the third quarter of 2012.

During the year, a number of minor final assay differences were detected related to La Parrilla concentrates deliveries (see La Parrilla below). The net impact of aggregating all the assay shortfalls during the year was to reduce final payment by approximately 129,000 ounces of silver and to reduce total revenues by an estimated $3.9 million.

Cash Cost per Ounce

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits), which is a non-GAAP measure and a standard of the Silver Institute, for the fourth quarter of 2012 was $9.26 per ounce of payable silver compared to $8.01 in the fourth quarter of 2011.

Cash cost per ounce for the fourth quarter consists of production costs of $8.97 per ounce, transportation, smelting and refining costs of $3.23 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, net of by-product credits of $3.00. Production costs per ounce increased $0.91 per ounce compared to the fourth quarter of 2011, primarily due to higher production costs at the La Guitarra mine. Transportation, smelting and refining costs increased by $1.40 per ounce on average in the fourth quarter of 2012 compared to the fourth quarter of 2011, due to an increase in shipments of concentrates from the La Guitarra mine to La Parrilla for doré production and the increased concentrate production from the new La Parrilla flotation circuit. Smelting and refining costs per ounce for the La Guitarra mine was $14.01 per ounce during the quarter, significantly higher than the average of the Company’s other three operating mines, as its silver/gold concentrates are being treated at the La Parrilla cyanidation plant requiring additional shipping costs and a higher amount of cyanide consumption during the leaching process. Management is currently looking into alternatives to reduce processing costs of these concentrates. On the contrary, by-product credits have increased by $1.12 per ounce compared to the fourth quarter of 2011 due to higher gold production from the La Guitarra mine and increased lead and zinc production from the new La Parrilla flotation plant.

Cash cost per ounce was also marginally impacted by higher cash cost per ounce at the newly acquired La Guitarra mine, which had a cash cost per ounce of $18.45 during the fourth quarter compared to average cash cost per ounce of $8.69 for the Company’s other three operating mines. The Company continues to focus on improving operating efficiencies and cost reduction at La Guitarra.

Head Grades and Recoveries

The overall average head grade for the fourth quarter of 2012 was 176 grams per tonne (“g/t”), a 5% increase compared to 167 g/t in the third quarter. The increase was primarily attributed to an 8% higher average silver grades at La Encantada attributed to more fresh ore mill feed compared to tailings and a 5% higher average silver grades at La Guitarra.

Combined recoveries for all mines in the fourth quarter were 58% compared to 54% in the fourth quarter of 2011 and 62% in the third quarter of 2012. Copper content in one of the areas of the tailings being processed at La Encantada interfered with silver recoveries during the quarter.

Development and Exploration

The underground development in all of the Company’s operations and projects continued aggressively with the objective of preparing the different areas within the mines for future expanded production. A total of 14,802 metres of underground development were completed in the fourth quarter of 2012 compared to 14,595 metres completed in the third quarter of 2012 and 11,978 metres in the fourth quarter of 2011. In 2012, a total of 57,267 metres of underground development were completed compared to 37,312 metres in 2011. Total development in the fourth quarter increased 24% compared to the same quarter of the prior year in order to maintain the pace for increased fresh ore production rates at La Encantada, expanded production at La Parrilla and La Guitarra and preparation at the Del Toro mine for future production which commenced January 2013.

Diamond drilling programs are progressing aggressively on a company-wide basis. During the fourth quarter of 2012, 25,940 metres over 168 holes consisting primarily of definition drilling and surface exploration drilling, representing a 42% decrease from the 44,670 metres drilled in the third quarter of 2012 due to the completion of the 2012 drilling program. A total of 135,769 metres of diamond drilling were completed in 2012, an increase of 139% compared to 56,713 metres in 2011. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning. In addition, new exploration areas are being evaluated to continue to extend the life of the Del Toro mine. Currently, the Company has a total of 9 diamond drill rigs operating on its properties down from a peak of 17 rigs in the third quarter of 2012.

During the fourth quarter of 2012, the Company spent $41.5 million on its mineral properties and a further $28.1 million on plant and equipment. This compares to $14.1 million invested in mineral properties and $21.0 million in plant and equipment in the fourth quarter of 2011. The increase in capital expenditures was primarily attributed to the underground development at Del Toro and equipment purchased to prepare for the startup of the new Del Toro mine. The Company is also aggressively increasing its exploration and development programs to prepare for additional mill expansions at the San Martin and La Guitarra mines and to drive further resource upgrades.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Quarter and Year Ended December 31, 2012 and 2011

Quarter Ended December 31		LA ENCANTADA	Year Ended December 31,
2012	2011	RESULTS	2012	2011
407,221	369,310	Ore processed/tonnes milled	1,515,795	1,384,040
184	214	Average silver grade (g/t)	176	210
46%	42%	Recovery (%)	47%	47%
1,099,154	1,076,096	Total silver ounces produced	4,036,502	4,366,636
1,093,659	1,070,717	Payable silver ounces produced (1)	4,016,320	4,344,803
70	25	Gold ounces produced	238	96
4,432	4,695	Tonnes of iron ore produced	18,329	9,907
1,117,254	1,092,189	Total production - ounces silver equivalent	4,111,018	4,399,485
$7.87	$7.49	Total cash cost per ounce (1)	$8.46	$7.57
$7.47	$7.16	Total production cost per ounce (1)(2)	$8.11	$7.15
$20.06	$20.79	Total production cost per tonne (1)(2)	$21.46	$22.44
3,554	3,760	Underground development (m)	14,338	12,126
3,186	2,922	Diamond drilling (m)	19,390	11,837

(1)	The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.
(2)	Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance except for the crushing, grinding and thickener areas), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

The new cyanidation plant was constructed in 2009 and was commissioned in 2010 at 3,500 tpd. Since then, adjustments made to the tailings screening intake systems and to the tailings filter presses resulted in the plant being upgraded to 4,000 tpd. The plant consistently surpasses this level and, in the fourth quarter of 2012, the processing averaged 4,576 tpd of blended ore throughput. There are currently three operating ball mills at La Encantada, two processing fresh mine ore at an average rate of approximately 1,625 tpd and the third ball mill processing tailings. The average throughput for 2012 was 4,406 tpd.

A total of 1,117,254 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2012, which was an increase of 2% compared with the 1,090,966 equivalent ounces of silver produced in the third quarter, primarily attributable to more tonnes milled and higher blended grades, and an increase of 2% compared to the 1,092,189 equivalent ounces of silver produced in the fourth quarter of 2011.

Tonnes milled in the fourth quarter increased 5% to 407,221 tonnes processed compared to 388,462 tonnes processed in the third quarter of 2012 and increased 10% compared to the 369,310 tonnes processed in the fourth quarter of 2011. The average head grade increased 8% to 184 g/t compared to 171 g/t in the third quarter of 2012 and decreased 14% compared to 214 g/t in the fourth quarter of 2011, summarized as follows:

	Q4 2012	Q3 2012	Change	Q4 2011	Change
Tonnes Milled
Fresh ore	144,674	138,261	5%	102,874	41%
Tailings	262,547	250,201	5%	266,435	-1%
Total	407,221	388,462	5%	369,309	10%
% Tonnes Milled
Fresh ore	36%	36%	0%	28%	28%
Tailings	64%	64%	0%	72%	-11%
Grades
Fresh ore	265	263	1%	250	6%
Tailings	139	121	15%	199	-30%
Average	184	172	7%	213	-14%

Since installing the third ball mill at La Encantada in mid-April, the capacity of fresh ore was increased from approximately 1,250 tpd to 1,800 tpd, with average throughput of approximately 1,625 tpd during the fourth quarter of 2012. The objective was to obtain a better mixture of fresh ore and tailings. Improvements were realized in the second and third quarters where recoveries improved to 50%. In the fourth quarter, the presence of copper increased which negatively impacted silver recoveries. Changes in the blend were made late in the quarter which returned recoveries to normal historic levels.

Continuing with the underground mine development program from 2011 to increase the production of fresh ore, a total of 3,554 metres were developed in the fourth quarter of 2012 compared to 3,328 metres in the third quarter of 2012 and 3,760 metres of development completed in the fourth quarter of 2011. During 2012, a total of 14,338 metres were developed, an increase of 18% compared to 12,126 metres developed in 2011. Underground development is currently focused on areas within the mine which contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe and the new 990 chimney.

Due to the extensive underground exploration program underway, a new breccia pipe adjacent to the chimney at level 990 was discovered showing grades in the range of 400 g/t to 500 g/t. This new discovery is currently being developed and was brought into production late in the fourth quarter and exploration is continuing in this area. Two diamond drill rigs are active underground at La Encantada, with the objective of defining additional Reserves and Resources. A new NI 43-101 Technical Report is expected to be released before the end of 2013.

A total of 3,186 metres of diamond drilling were completed in the fourth quarter of 2012 compared to 4,715 metres in the third quarter of 2012. During 2012, a total of 19,390 metres of diamond drilling were completed compared to 11,837 metres of diamond drilling completed in 2011.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter and Year Ended December 31, 2012 and 2011

Quarter Ended December 31		LA PARRILLA	Year Ended December 31,
2012	2011	RESULTS	2012	2011
186,434	121,109	Ore processed/tonnes milled (3)(4)	679,788	362,947
166	203	Average silver grade (g/t)	170	200
76%	80%	Recovery (%)	78%	77%
758,692	628,836	Total silver ounces produced	2,876,810	1,793,728
-	-	Pre-commercial silver ounces produced (3)(4)	28,639	34,316
758,692	628,836	Commercial silver ounces produced	2,848,171	1,759,412
733,595	603,878	Payable silver ounces produced (1)	2,749,795	1,699,090
318	79	Gold ounces produced	923	344
3,751,074	3,416,908	Pounds of lead produced	13,240,889	7,888,943
1,363,330	-	Pounds of zinc produced	4,952,899	178,767
931,718	738,919	Total production - ounces silver equivalent	3,487,392	2,057,172
$8.48	$8.22	Total cash cost per ounce (1)(3)(4)	$8.38	$8.72
$8.24	$8.24	Total production cost per ounce (1)(2)(3)(4)	$8.54	$8.92
$32.39	$41.03	Total production cost per tonne (1)(2)(3)(4)	$35.03	$42.48
5,198	3,793	Underground development (m)	20,606	13,242
4,618	4,648	Diamond drilling (m)	26,204	14,447

(1)	The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.
(2)	Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	At September 30, 2011, the La Parrilla mill expansion project had not been commissioned, therefore the net margin of $1.1 million (Net Revenue of $1.4 million less Cost of Sales of $0.3 million) in connection with the sale of concentrates containing 34,316 silver ounces during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended September 30, 2011. The table above includes the production from the mill expansion, however, average silver grade, recovery, total cash costs per ounce, total production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 5,952 tonnes of ore processed and 34,316 silver ounces during the quarter ended September 30, 2011.
(4)	The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road-ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a new 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure. The cyanidation circuit was commissioned effective March 1, 2012, and the plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,119 tpd in the fourth quarter and consistent with 2,116 tpd in the third quarter of 2012.

The new tailings filters were fully operational in the third quarter of 2012 allowing the mill to operate with approximately 80% of its water consumption coming from recycled water. Recycling mill waste water is not only cost efficient and environmentally friendly, it also reduces the operational risk in case local water supplies are threatened by natural disruptions such as severe droughts. La Parrilla is now the second operation under control of First Majestic that utilizes this new environmentally friendly tailings filtration technology.

During a ceremony held on July 28, 2012, the Governor of the State of Durango, Jorge Herrera Caldera, inaugurated the new Central Laboratory at La Parrilla. This laboratory is in the ISO certification process and will provide centralized services, including certified assays and metallurgical studies, to all the mines and projects of the consolidated First Majestic group of companies. At the same time, the Governor acted as witness in a public ceremony culminating with the Company signing an agreement with the La Parrilla community as part of our sustainable development program in which First Majestic has contributed with the paving of streets, supply of potable water, garbage collection and several other public works.

Total production at the La Parrilla Silver Mine was 931,718 equivalent ounces of silver in the fourth quarter of 2012, which was an increase of 9% compared to the third quarter of 2012, and an increase of 26% compared to the fourth quarter of 2011. The composition of the silver equivalent production in the fourth quarter of 2012 consisted of 758,692 ounces of silver, 318 ounces of gold, 3,751,074 pounds of lead and 1,363,330 pounds of zinc. This compares with a composition of 708,021 ounces of silver, 245 ounces of gold, 3,307,944 pounds of lead and 844,953 pounds of zinc produced in the third quarter of 2012, and 628,836 ounces of silver, 79 ounces of gold and 3,416,908 pounds of lead in the fourth quarter of 2011.

During the year, a number of small final assay differences were detected beginning in April and continuing through November 2012. Due to the length of time required to receive final assays and to completely investigate the source of the differences, these minor differences continued between April and August before the Company was able to launch a formal investigation in September and to make changes to limit further losses. Upon conclusion of the investigation, a police report was filed regarding thefts from the deliveries in September, October and November, and it was concluded that concentrates were being stolen from shipments in transit and replaced with inert material. In total, losses on final assaying and concentrate in transit thefts amounted to approximately 129,000 ounces during the year. The thefts that were proven between September to November amounted to 47,346 silver ounces, for which an insurance claim has been submitted but not yet assessed. The net impact of all assay shortfalls during the year reduced total revenues by an estimated $3.9 million, of which $1.4 million may be mitigated with an insurance claim currently in progress. Going forward, the Company has made a number of changes to prevent any further losses, beginning with a change of transportation companies to an armoured car service with GPS tracking of trucks, convoying of trucks, immediate assaying performed through the Company’s new central La Parrilla laboratory, and finally with changing of independent representatives at the broker’s Manzanillo warehouse. The Company is confident that these changes should lead to a rapid reduction or elimination of further losses on final assays or thefts of La Parrilla concentrates.

In the fourth quarter of 2012, a total of 186,434 tonnes of ore were processed at La Parrilla, representing an increase of 6% when compared with the 175,630 tonnes processed in the third quarter of 2012, and an increase of 54% when compared with the 121,109 tonnes processed in the fourth quarter of 2011. During the quarter, 61,910 tonnes of oxide ore with an average grade of 133 g/t were extracted from the open pit area at the Quebradillas mine compared to 66,344 tonnes of oxide ore with an average grade of 146 g/t in the third quarter of 2012. Recovery levels of silver in the fourth quarter were 76% compared to 77% in the third quarter of 2012 and 80% in the fourth quarter of 2011. Silver recoveries for flotation were 86% compared to 83% in the previous quarter, the increase was due to an adjustment done in the flotation area to improve the quality of the lead concentrates. Silver recoveries for cyanidation were 66% compared to 69% in the previous quarter. Recoveries were negatively affected by ore extracted from an area of the open pit which had a high content of silica.

A total of 5,198 metres of underground development were completed in the fourth quarter of 2012, compared to 5,122 metres in the third quarter of 2012. In 2012, a total of 20,606 metres were developed, an increase of 56% compared to 13,242 metres in 2011. As part of the current expansion plans, the Company has under construction or in progress: an extensive underground development program; a new San José production shaft in the Rosa-Rosarios area; a new ramp system; and an underground electric rail system. For the production shaft, a raise-boring machine has completed a 480 metres pilot hole, and 270 metres of raise-boring to a 2.4 metres diameter. Slashing of the 5.5 x 2.4 metres production shaft will commence in the first quarter of 2013 and the shaft is expected to be completed by the second quarter of 2014 with production expected to commence in the third quarter of 2014. In addition to the new shaft, construction of the electric rail system is progressing. To date, 550 metres of development at Level 11 which will become the new haulage level connecting the different underground areas to the shaft was completed during the year. This investment is expected to improve logistics and transportation of ore to the mill, ultimately reducing overall costs.

A total of 4,618 metres of diamond drilling were completed in the fourth quarter of 2012 compared to 9,201 metres of diamond drilling in the third quarter and 4,648 metres in the fourth quarter of 2011. A total of 26,204 metres of diamond drilling were completed during the year, an increase of 81% compared to 14,447 metres completed in 2011. Currently, there are two diamond drill rigs operating at La Parrilla. The focus of the exploration program in 2013 will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the targets defined by the regional exploration program executed in 2012 on this very large 69,460 hectare of mining claims. This program is expected to commence during the second quarter of 2013. These regional anomalies, never explored by modern techniques, are expected to be included in a newly updated NI 43-101 Technical Report expected to be released in the latter half of 2013.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter and Year Ended December 31, 2012 and 2011

Quarter Ended December 31		SAN MARTIN	Year Ended December 31,
2012	2011	RESULTS	2012	2011
77,803	74,584	Ore processed/tonnes milled	286,206	286,758
136	135	Average silver grade (g/t)	136	147
75%	78%	Recovery (%)	76%	78%
253,212	252,725	Total silver ounces produced	957,195	1,055,745
251,946	251,460	Payable silver ounces produced (1)	953,269	1,050,466
274	336	Gold ounces produced	1,323	1,097
267,635	270,420	Total production - ounces silver equivalent	1,027,920	1,105,837
$12.88	$9.71	Total cash cost per ounce (1)	$11.72	$10.22
$14.04	$11.45	Total production cost per ounce (1)(2)	$13.05	$11.01
$45.46	$38.64	Total production cost per tonne (1)(2)	$43.46	$40.34
1,966	2,426	Underground development (m)	8,473	7,831
4,361	6,885	Diamond drilling (m)	35,037	19,569

(1)	The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.
(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 kilometres north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant, mine buildings, offices and related infrastructure are located. During the fourth quarter of 2012, the Company staked an additional 29,676 hectares of mineral rights at San Martin and anticipate to obtain title by March 2013.

In the fourth quarter of 2012, a total of 77,803 tonnes were processed at the San Martin mine, representing an increase of 8% when compared to the 72,257 tonnes milled in the third quarter of 2012 and an increase of 4% compared to the 74,584 tonnes milled in the fourth quarter of 2011. The average head grade was 136 g/t in the fourth quarter of 2012, compared to the 134 g/t in the third quarter of 2012 and 135 g/t in the fourth quarter of 2011.

Total production of 267,635 ounces of silver equivalent in the fourth quarter of 2012 was 4% higher than the 257,688 ounces of silver equivalent produced in the third quarter of 2012 and 1% lower than the 270,420 equivalent ounces of silver produced in the fourth quarter of 2011.

The ounces of silver equivalent produced in the fourth quarter of 2012 consisted of 253,212 ounces of silver and 274 ounces of gold. This compares with 238,514 ounces of silver and 347 ounces of gold produced in the third quarter of 2012 and 252,725 ounces of silver and 336 ounces of gold in the fourth quarter of 2011. Silver recovery in the fourth quarter of 2012 was 75%, compared to 77% in the third quarter of 2012 and 78% in the fourth quarter of 2011.

The construction of two new large leaching tanks designed to replace some older and smaller leach tanks was completed in 2012. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further mill improvements are scheduled for 2013 and will include new clarification filters, new tailings filters to recirculate water and to improve environmental conditions.

During the quarter, a total of 4,361 metres of diamond drilling were completed compared with 9,405 metres of drilling in the previous quarter. During 2012, a total of 35,037 metres of diamond drilling were completed, an increase of 79% compared with 19,569 metres in 2011. One drill rig is currently active within the San Martin property on surface, focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosarios and Condesa veins. The early results of the exploration drilling program at the Rosarios/Huichola veins continue to return positive results showing further definition of the North/South system of veins that were previously unknown.

For 2012, the focus was the development of additional ounces within the Zuloaga, La Esperanza and Rosarios/Huichola vein systems. A total of 1,966 metres of development were completed in the fourth quarter of 2012 compared to 1,809 metres of development in the third quarter of 2012.

The Company is planning to release a new NI 43-101 Technical Report prior to the end of the first quarter of 2013.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Quarter and Year Ended December 31, 2012 and 2011

Quarter Ended December 31		LA GUITARRA	Year Ended December 31,
2012	2011(3)	RESULTS	2012	2011(3)
30,160	n/a	Ore processed/tonnes milled	60,499	n/a
236	n/a	Average silver grade (g/t)	230	n/a
87%	n/a	Recovery (%)	87%	n/a
200,088	n/a	Total silver ounces produced	389,927	n/a
129,944	n/a	Payable silver ounces produced (1)	271,108	n/a
878	n/a	Gold ounces produced	1,737	n/a
246,319	n/a	Total production - ounces silver equivalent	484,122	n/a
$18.45	n/a	Total cash cost per ounce (1)	$15.94	n/a
$15.92	n/a	Total production cost per ounce (1)(2)	$14.92	n/a
$68.59	n/a	Total production cost per tonne (1)(2)	$66.84	n/a
1,214	n/a	Underground development (m)	2,400	n/a
8,088	n/a	Diamond drilling (m)	18,072	n/a

(1)	The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.
(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

On July 3, 2012, the Company successfully completed the acquisition of Silvermex (see “Acquisition of Silvermex Resources Inc.”) which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City.

First Majestic management has been following developments at the La Guitarra mine for over five years. Following the acquisition, an aggressive exploration program commenced across multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec Mining District. The results of this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled for release by the end of 2013.

The La Guitarra mine consists of two underground operation centres and a flotation mill with a capacity of 350 tpd, producing approximately 800,000 ounces of silver equivalent per year. The Company has maintained production at current levels of 350 tpd for 2012. Construction of an extension to the current mill which will house new flotation tanks and a larger ball mill commenced in the third quarter 2012. Completion of this expansion is planned for March 2013 which will result in throughput increasing to 500 tpd in the second quarter and maintained at that level for the balance of 2013.

Since taking over operations of the mine on July 3, 2012, management has been focusing on improving the operational efficiency and cost savings at the mine. During the fourth quarter of 2012, total production at La Guitarra was 246,319 equivalent ounces of silver, an increase of 4% compared to the third quarter production of 237,803 ounces and an increase of 49% compared to the fourth quarter of 2011. In addition, average production cost per tonne for the fourth quarter was $68.59 per tonne, a marginal increase compared to $65.09 in the third quarter of 2012, but a significant improvement from $105.59 per tonne in the fourth quarter of 2011. Production from La Guitarra accounted for approximately 10% of First Majestic’s total production during the fourth quarter of 2012.

During the second half of 2012, silver concentrates being produced at La Guitarra were primarily shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. The Company continues to focus on improving operating efficiencies and cost reduction at the La Parrilla plant. The composition of the silver equivalent production in the fourth quarter consisted of 200,088 ounces of silver and 878 ounces of gold. A total of 30,160 tonnes of ore were processed during the quarter consisting of an average head grade of 236 g/t with recoveries of 87%.

Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with an anticipated commencement of construction in the second half of 2013. At 1,000 tpd throughput from cyanidation, production is anticipated to reach over two million ounces of silver doré production per year when completed.

A total of 1,214 metres of underground development was completed during the fourth quarter compared to 1,186 metres in the third quarter. A total of 8,088 metres of diamond drilling were completed during the fourth quarter compared to 9,984 metres during the third quarter. There are three drill rigs are currently active at the La Guitarra mine, all working underground.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until then, management recommends caution when relying on the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd dual-circuit flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively.

During the second quarter in 2012, the Del Toro Silver Mine, which was a division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, was transferred into a newly formed subsidiary of the Company, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla mine as the plant begins production. First Majestic owns 100% of the Del Toro Silver Mine.

In August 2012, the Company received the final Environmental Impact Statement permit from the Mexican government (SEMARNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. This was the final permit needed to achieve the targeted mill capacity of 4,000 tpd by mid to late-2014. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in early 2013, expanding to 2,000 tpd by the third quarter of 2013 and reaching 4,000 tpd by the mid to late-2014. During the second quarter of 2012, the Company issued a Preliminary Economic Assessment and an updated NI 43-101.

The Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. The first delivery of concentrates shipped to the smelter is expected in February 2013 after the start-up process at the flotation plant.

Further development in the first half of 2013 will be focused on preparing the mines for Phase 2 of production, which will include the addition of a 1,000 tpd cyanidation circuit. Phase 2 start-up is expected by July 1, 2013, at which time, the mill is expected to be running at a combined throughput rate of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation).

To date, the 1,000 tpd flotation circuit has been operating since January of 2013 with some days reaching as high as 70% of capacity. It is expected that 1,000 tpd will be achieved in early March and commissioned by April 1, 2013. The second phase of construction consisting of the cyanidation circuit is in process. The leaching tanks are 50% complete, the 12 x 14 ball mill is expected to arrive on site at the end of February, and the counter current washing tanks are 75% completed. In addition, one of the four large tailings filter systems to recirculate water back through the process is on-site and is currently being assembled.

Development of the main ramp into the San Juan mine is now below level 10. The first production levels will be levels 8, 9 and 10. This ramp is now 2,800 metres in length and close to 300 metres in vertical distance from surface. This ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in mid-2014, and will act as access to the three main ore bodies at San Juan. Access has been completed to ore bodies 1, 2 and 3 with 225 metres developed during the fourth quarter. In addition, the new pump station, new powder magazines and the initial work of a new underground shop were initiated.

Underground development is continuing into the very prospective Perseverancia mine which also resulted in the discovery of the San Nicolas chimney and later the San Nicolas Vein. This vein has been correlated to old mine workings 1,000 metres to the north-east from the Perseverancia mine. The discovery of the San Nicolas structure has opened a new development area and to date 1,750 metres of development has been completed in an access ramp on two different levels, 50 metres apart. The Company released an updated NI 43-101 Technical Report on August 21, 2012, which included some of these new resources discovered in this area. The results revealed an increase in silver grade of the overall Measured and Indicated Resources by 20% to 175 g/t. At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 1,350 metres in length, to gain access to the chimneys, reaching the lower level 31 during the fourth quarter of 2012.

Two drill rigs are assigned to the Del Toro project and are currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies as well as to check some of the geophysical anomalies.

At the Dolores mine, over 2,180 metres have been developed to date in different workings, including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Development at the San Juan, Perseverancia/San Nicolas and Delores mines continued for preparation of the upcoming production and ore continues to be extracted to surface from the San Juan mine. A total of 97,000 tonnes have been mined and stockpiled on surface which will become the initial feed for the mill for Phase 1. Total underground development at Del Toro in the fourth quarter amounted to 2,870 metres compared to 3,150 metres in the previous quarter. In 2012, a total of 11,450 metres were developed compared to 4,113 metres in 2011.

During the fourth quarter, 22 holes were completed for a total of 5,687 metres compared to 11,365 metres in the third quarter of 2012 and 1,999 metres in the fourth quarter of 2011. In 2012, 124 holes were completed for a total of 37,066 metres of diamond drilling compared to 10,860 metres completed in 2011.

As at December 31, 2012, the Company has invested approximately $60.4 million in construction of the Phase 1 flotation circuit, equipment and underground development. In addition, the Company has been making prepayment deposits for long lead time equipment items related to the Phase 2 cyanidation project and the Phase 3 expansion. As at December 31, 2012, an additional sum of $11.1 million has been spent towards Phase 2 and 3 of the Del Toro expansion plans.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Minera Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, S.A. de C.V., and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% net smelter royalty (“NSR”), the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the fourth quarter of 2011 in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2013 or early 2014 subject to the legal orders presently in progress. The Company has submitted three different legal orders in order to obtain the authorization to present its final permit applications. To date, the Company has obtained one positive resolution and expects the remaining orders to be authorized by 2014.

A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. There has been opposition from certain groups of indigenous people and non-government organizations, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. To date, $0.9 million has been invested and is expect to be completed in 2014. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its first course with a total of 13 students graduating. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 and 20 years of age. In addition, public baseball and football fields were built within the El Potrero community.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $440,000 as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

Plomosas Silver Project and other Silvermex Exploration Properties

The Company acquired numerous exploration stage properties from the Silvermex acquisition and management is reviewing the exploration program for the Plomosas Silver Project which consists of the adjacent Rosario and San Juan properties in the Sinaloa, Mexico area. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

“Total cash cost per ounce” and “Total production cost per tonne” are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of these non-GAAP measures are similar to that reported by other mining companies. Total cash costs per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2012					Three Months Ended December 31, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$23,686				$16,383
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(425)				(2,180)
Cost of sales (mine)	$3,358	$8,216	$9,637	$2,050	$23,261	$2,766	$5,106	$6,331	$14,203
Add: Third party smelting and refining	87	3,693	569	1,821	6,170	142	2,217	410	2,769
Deduct: By-product credits	(425)	(4,091)	(506)	(1,604)	(6,626)	(688)	(2,514)	(414)	(3,616)
Deduct: Employee benefits	-	-	(558)	(58)	(616)	604	-	1,468	2,072
Inventory changes	127	(1,274)	(264)	274	(1,137)	(112)	352	330	570
Other non-cash costs	99	(326)	(269)	(85)	(581)	(269)	(199)	(103)	(571)
Total cash cost (A)	$3,246	$6,218	$8,609	$2,398	$20,471	$2,443	$4,962	$8,022	$15,427

Tonnes processed	77,803	186,434	407,221	30,160	701,618	74,584	121,109	369,310	565,003
Total ounces of silver produced	253,212	758,692	1,099,154	200,088	2,311,146	252,725	628,836	1,076,096	1,957,657
Deduct: Metal deduction ounces	1,266	25,097	5,495	70,144	102,002	1,265	24,958	5,379	31,602
Payable ounces of silver produced (B)	251,946	733,595	1,093,659	129,944	2,209,144	251,460	603,878	1,070,717	1,926,055

Total cash cost per ounce (A/B)	$12.88	$8.48	$7.87	$18.45	$9.26	$9.71	$8.22	$7.49	$8.01

Mining cost per ounce	$3.57	$2.65	$1.77	$7.01	$2.57	$3.84	$3.15	$1.33	$2.23
Milling cost per ounce	7.35	4.34	4.75	3.40	4.83	5.35	3.59	4.99	4.60
Indirect cost per ounce	3.12	1.25	0.95	5.51	1.57	2.26	1.50	0.84	1.23
Total production cost per ounce	$14.04	$8.24	$7.47	$15.92	$8.97	$11.45	$8.24	$7.16	$8.06
Transport and other selling costs per ounce	0.18	0.60	0.35	0.87	0.44	0.43	0.48	0.33	0.39
Smelting and refining costs per ounce	0.34	5.03	0.52	14.01	2.79	0.56	3.67	0.38	1.44
Royalties per ounce	-	0.19	-	-	0.06	-	-	-	-
By-product credits cost per ounce	(1.68)	(5.58)	(0.47)	(12.35)	(3.00)	(2.73)	(4.17)	(0.38)	(1.88)
Total cash cost per ounce (A/B)	$12.88	$8.48	$7.87	$18.45	$9.26	$9.71	$8.22	$7.49	$8.01

Mining cost per tonne	$11.55	$10.42	$4.74	$30.20	$8.10	$12.96	$15.69	$3.85	$7.59
Milling cost per tonne	23.82	17.06	12.76	14.65	15.21	18.04	17.88	14.48	15.68
Indirect cost per tonne	10.09	4.91	2.56	23.74	4.93	7.64	7.46	2.45	4.21
Total production cost per tonne	$45.46	$32.39	$20.06	$68.59	$28.24	$38.64	$41.03	$20.79	$27.48

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2012					Year Ended December 31, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$79,747				$66,787
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(497)				(2,008)
Cost of sales (mine)	$12,445	$26,324	$35,088	$5,393	$79,250	$12,641	$16,021	$36,117	$64,779
Add: Third party smelting and refining	310	12,600	1,927	2,978	17,815	427	6,425	1,659	8,511
Deduct: By-product credits	(1,994)	(15,314)	(1,951)	(3,001)	(22,260)	(1,686)	(7,522)	(1,046)	(10,254)
Deduct: Employee benefits	-	-	(2,144)	(58)	(2,202)	(383)	(13)	(4,819)	(5,215)
Inventory changes	386	(16)	1,657	(1,048)	979	107	456	1,245	1,808
Other non-cash costs	29	(534)	(601)	57	(1,049)	(364)	(541)	(282)	(1,187)
Total cash cost (A)	$11,176	$23,060	$33,976	$4,321	$72,533	$10,742	$14,826	$32,874	$58,442

Tonnes produced	286,206	670,670	1,515,795	60,499	2,533,170	286,758	356,996	1,384,040	2,027,794
Total ounces of silver produced	957,195	2,848,171	4,036,502	389,927	8,231,795	1,055,745	1,759,412	4,366,636	7,181,793
Deduct: Metal deduction ounces	3,926	98,376	20,182	118,819	241,303	5,279	60,322	21,833	87,434
Payable ounces of silver produced (B)	953,269	2,749,795	4,016,320	271,108	7,990,492	1,050,466	1,699,090	4,344,803	7,094,359

Total cash cost per ounce (A/B)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per ounce	$3.79	$2.89	$1.85	$6.14	$2.58	$4.01	$3.28	$1.24	$2.14
Milling cost per ounce	6.82	4.45	5.34	3.46	5.15	4.79	3.96	5.04	4.74
Indirect cost per ounce	2.44	1.20	0.92	5.32	1.35	2.21	1.68	0.87	1.26
Total production cost per ounce	$13.05	$8.54	$8.11	$14.92	$9.08	$11.01	$8.92	$7.15	$8.14
Transport and other selling costs per ounce	0.44	0.59	0.36	1.11	0.48	0.41	0.45	0.28	0.34
Smelting and refining costs per ounce	0.32	4.58	0.48	10.98	2.23	0.41	3.78	0.38	1.20
Royalties per ounce	-	0.24	-	-	0.08	-	-	-	-
By-product credits cost per ounce	(2.09)	(5.57)	(0.49)	(11.07)	(2.79)	(1.61)	(4.43)	(0.24)	(1.44)
Total cash cost per ounce (A/B)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per tonne	$12.62	$11.84	$4.90	$27.49	$8.15	$14.70	$15.61	$3.90	$7.49
Milling cost per tonne	22.71	18.26	14.14	15.51	16.23	17.54	18.83	15.83	16.60
Indirect cost per tonne	8.13	4.93	2.42	23.84	4.24	8.10	8.04	2.71	4.41
Total production cost per tonne	$43.46	$35.03	$21.46	$66.84	$28.62	$40.34	$42.48	$22.44	$28.50

Note - The tables above do not include 28,639 silver ounces of pre-commercial production from the La Parrilla cyanidation circuit expansion project during the nine months ended September 30, 2012, which were produced at a cost of $442,000 and 34,316 silver ounces of pre-commercial production from the La Parrilla flotation circuit expansion during the three and nine months ended September 30, 2011, which were produced at a cost of $263,000.

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2012	2011	2012	2011
Net Revenues as reported	$71,007	$60,801	$247,177	$245,514
Add back: smelting and refining charges	6,373	2,788	17,815	7,719
Gross Revenues	77,380	63,589	264,992	253,233
Payable equivalent silver ounces sold	2,386,860	2,005,970	8,519,448	7,158,148
Average realized price per ounce of silver sold	$32.42	$31.70	$31.10	$35.38
Average market price per ounce of silver per COMEX	$32.56	$31.84	$31.17	$35.20

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following tables provide a detailed reconciliation of Adjusted EPS to net earnings as reported in the Company’s consolidated financial statements.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2012	2011	2012	2011
Net earnings as reported	$22,350	$21,339	$88,898	$103,574
Adjustments for non-cash or non-recurring items:
Share-based payments	2,870	1,350	10,646	5,948
Deferred income tax expense	4,022	11,889	17,662	23,043
Loss (gain) from investment in silver futures and marketable securities	553	3,712	(6,216)	1,671
Acquisition costs for Silvermex Resources Inc.	129	-	2,740	-
Legal fees for the First Silver trial	526	176	2,013	596
Gross margin on La Parrilla pre-commercial shipments	-	-	522	1,137
Restructuring charge for San Martin collective bargaining agreement	-	-	-	795
Adjusted net earnings	$30,450	$38,466	$116,265	$136,764
Weighted average number of shares on issue - basic	116,442,639	105,203,712	110,775,284	103,276,935
Adjusted EPS	$0.26	$0.37	$1.05	$1.32

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended December 31, 2012 compared to the quarter ended December 31, 2011 (in $000’s, except for share amounts):

	Three Months Ended	Three Months Ended
	December 31, 2012	December 31, 2011

Revenues	$71,007	$60,801	(1)
Cost of sales	23,686	16,383	(2)
Gross margin	47,321	44,418
Depletion, depreciation and amortization	7,861	6,035	(3)
Mine operating earnings	39,460	38,383	(4)
General and administrative	7,218	5,204	(5)
Share-based payments	2,870	1,350	(6)
Acquisition costs	129	-
Accretion of decommissioning liabilities	137	97
Foreign exchange gain	(440)	(486)
Operating earnings	29,546	32,218	(7)
Investment and other loss	(628)	(3,491)	(8)
Finance costs	(925)	(367)	(9)
Earnings before income taxes	27,993	28,360
Current income tax expense (recovery)	1,621	(4,868)
Deferred income tax expense	4,022	11,889
Income tax expense	5,643	7,021	(10)
Net earnings for the period	$22,350	$21,339	(11)
Earnings per share (basic)	$0.19	$0.20	(11)
Earnings per share (diluted)	$0.19	$0.20

1.

Revenues for the quarter ended December 31, 2012 increased by $10,206,000 or 17% to $71,007,000 from $60,801,000 in the fourth quarter of 2011. The increase in revenues was primarily attributed to 22% increase in silver equivalent production compared to the fourth quarter of 2011. The increase was partially offset by higher smelting and refining costs related to increased concentrate output from the addition of the La Guitarra mine and the expanded La Parrilla flotation circuit, which reduced net revenues.

2.	Cost of sales in the fourth quarter of 2012 was $23,686,000, an increase of $7,303,000 or 45% compared to $16,383,000 in the fourth quarter of 2011. The increase in cost of sales was primarily attributed to 19% increase in payable equivalent silver ounces sold, the addition of La Guitarra as the Company’s fourth operating mine and higher cash cost per ounce related to the production of La Guitarra and San Martin.

3.	Depletion, depreciation and amortization increased from $6,035,000 in the fourth quarter of 2011 to $7,861,000 in the fourth quarter of 2012, an increase of $1,826,000 or 30%. The increase was due to incremental depreciation expense from the addition of the La Guitarra mine, the newly expanded La Parrilla processing plant, as well as higher depletion expense from a 24% increase in tonnage of ore milled.

4.	Mine operating earnings in the fourth quarter of 2012 were $39,460,000, an increase of $1,077,000 when compared to $38,383,000 for the same quarter in the prior year. Despite a 22% production growth, mine operating earnings only increased by 3% as a result of 16% higher cash cost per ounce and a 30% increase in depletion, depreciation and amortization expenses compared to the fourth quarter of 2011.

5.	General and administrative expenses for the quarter increased by $2,014,000 or 39% compared to the same quarter in the prior year due to recruitment of additional senior management and administration costs incurred in Mexico in preparation for expanded operations as well as higher legal litigation fees in Canada related to the ongoing First Silver litigation.

6.	Share-based payments expense for the quarter increased by $1,520,000 or 113% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in 2012 for the additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.	Operating earnings decreased by $2,672,000 or 8% to $29,546,000 for the quarter ended December 31, 2012, compared to operating earnings of $32,218,000 for the quarter ended December 31, 2011, due to decrease in mine operating earnings, higher share-based payments, and general and administrative expenses.

8.	During the quarter ended December 31, 2012, the Company recognized investment and other loss of $628,000 compared to $3,491,000 in the same quarter in the prior year. The investment loss in the fourth quarter of 2012 was primarily attributed to unrealized loss of $836,000 on marked to market adjustments of marketable securities (investment in Sprott Physical Silver Trust), offset by $278,000 realized investment gain in silver futures, compared to an investment loss of $3,491,000 in silver futures during the quarter ended December 31, 2011.

9.	Finance costs for the fourth quarter were $925,000, an increase of $558,000 or 152% compared to the same quarter of the prior year. The increase was primarily due to a $403,000 marked to market loss on the prepayment facility, which includes a derivative related to its fixed forward pricing on future lead and zinc deliveries. Finance costs were also higher due to additional finance leases the Company entered into during 2012.

10.	During the quarter ended December 31, 2012, the Company recorded an income tax expense of $5,643,000 compared to an income tax expense of $7,021,000 in the quarter ended December 31, 2011. The 20% decrease in income tax expense was attributed to a 1% decrease in earnings before tax and a decrease in the effective tax rate from 25% in the fourth quarter of 2011 to 20% in the current quarter.

11.	As a result of the foregoing, net earnings for the quarter ended December 31, 2012 increased 5% to $22,350,000 (EPS of $0.19) compared to net earnings of $21,339,000 (EPS of $0.20) in the quarter ended December 31, 2011.

For the year ended December 31, 2012 compared to the year ended December 31, 2011 (in $000’s, except for share amounts):

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011

Revenues	$247,177	$245,514	(1)
Cost of sales	79,747	66,787	(2)
Gross margin	167,430	178,727
Depletion, depreciation and amortization	25,405	15,440	(3)
Mine operating earnings	142,025	163,287	(4)
General and administrative	21,774	16,452	(5)
Share-based payments	10,646	5,948	(6)
Acquisition costs	2,740	-	(7)
Accretion of decommissioning liabilities	472	435
Foreign exchange (gain) loss	(174)	622
Operating earnings	106,567	139,830	(8)
Investment and other income (loss)	6,715	(1,030)	(9)
Finance costs	(2,293)	(1,263)	(10)
Earnings before income taxes	110,989	137,537
Current income tax expense	4,429	10,920
Deferred income tax expense	17,662	23,043
Income tax expense	22,091	33,963	(11)
Net earnings for the period	$88,898	$103,574	(12)
Earnings per share (basic)	$0.80	$1.00	(12)
Earnings per share (diluted)	$0.79	$0.96

1.	Revenues for the year ended December 31, 2012 increased by $1,663,000 or 1% to $247,177,000 from $245,514,000 in the same period of the prior year. Despite an increase of 20% in production, revenues were comparable to 2011 due to a 12% decrease in average realized silver price per ounce year over year. In addition, higher smelting and refining costs, which increased by $10,096,000, related to increased concentrate output from the new La Guitarra Silver Mine and the expanded La Parrilla flotation circuit also reduced net revenues. Smelting and refining costs at La Guitarra were high due to deleterious elements in its concentrate.

2.	Cost of sales for the year ended December 31, 2012 was $79,747,000, an increase of 19% compared to $66,787,000 in 2011. Additional cost of sales was primarily associated with a 19% increase in payable equivalent silver ounces sold.

3.	Depletion, depreciation and amortization increased by $9,965,000 or 65% to $25,405,000 for the year ended December 31, 2012, primarily due to higher depreciation expense upon commissioning of the La Parrilla flotation circuit in the fourth quarter of 2011 and cyanidation circuit in the first quarter of 2012 as well as additional depreciation and depletion of the new La Guitarra Silver Mine that was acquired during the current year. Furthermore, depletion expense also increased as a result of 25% increase in tonnage of ore milled.

4.	Mine operating earnings decreased by $21,262,000 or 13% to $142,025,000 for the year ended December 31, 2012, compared to $163,287,000 for the same period in the prior year. This is primarily due to the increase in cost of sales and higher depletion, depreciation and amortization expenses.

5.	General and administrative expenses for the year ended December 31, 2012 increased by $5,322,000 or 32% compared to the same period of the prior year. The increase was due to additional senior management recently recruited and additional administrative costs incurred in Mexico in preparation for expanded operations and $2,013,000 in legal fees in Canada related to the ongoing First Silver litigation.

6.	Share-based payments expense for the year ended December 31, 2012 increased by $4,698,000 or 79% compared to the prior year. The increase was primarily due to more stock options granted in 2012 compared to the prior year, primarily related to additional senior management recently recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.	During the year ended December 31, 2012, the Company incurred acquisition costs of $2,740,000 related to the acquisition of Silvermex.

8.	Operating earnings decreased by $33,263,000 or 24% to $106,567,000 for the year ended December 31, 2012, compared to operating earnings of $139,830,000 for the year ended December 31, 2011, due to decrease in mine operating earnings associated with lower silver prices and higher depletion, depreciation and amortization expense.

9.	During the year ended December 31, 2012, investment and other income was $6,715,000 compared to investment loss of $1,030,000 in the prior year. Investment and other income for the year ended December 31, 2012 was primarily attributed to a $6,172,000 investment gain in silver futures, compared to a loss of $1,671,000 in silver futures in the prior year.

10.	Finance costs for the year was $2,293,000, an increase of $1,030,000 or 82% compared to the prior year. The increase was primarily due to a $403,000 marked to market loss on the prepayment facility, which includes a derivative related to its fixed forward pricing on future lead and zinc deliveries. Finance costs were also $713,000 higher due to additional finance leases the Company entered into during the past two years.

11.	During the year ended December 31, 2012, the Company recorded an income tax expense of $22,091,000 compared to $33,963,000 in 2011. The 35% decrease in income tax expense was attributed to 19% decrease in earnings before tax and a decrease in the effective tax rate to 20% for the year ended December 31, 2012, compared to 25% for 2011.

12.	As a result of the foregoing, net earnings for the year ended December 31, 2012 was $88,898,000, or basic earnings per share of $0.80 compared to net earnings of $103,574,000 or $1.00 per common share for 2011.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2012				2011
Financial Highlights	Q4(1)	Q3(2)	Q2(3)	Q1(4)	Q4(5)	Q3(6)	Q2(7)	Q1(8)
Revenue	$71,007	$63,581	$54,774	$57,815	$60,801	$61,407	$68,040	$55,266
Cost of sales	$23,686	$20,912	$18,456	$16,693	$16,383	$15,473	$18,112	$16,819
Depletion, depreciation and amortization	$7,861	$6,832	$5,259	$5,453	$6,035	$3,467	$3,134	$2,804
Mine operating earnings	$39,460	$35,837	$31,059	$35,669	$38,383	$42,467	$46,794	$35,643
Net earnings after tax	$22,350	$24,869	$15,321	$26,358	$21,339	$27,772	$30,593	$23,870
Basic earnings per share	$0.19	$0.22	$0.14	$0.25	$0.20	$0.27	$0.30	$0.24
Diluted earnings per share	$0.19	$0.21	$0.14	$0.24	$0.20	$0.26	$0.29	$0.23

Notes:

1.	In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

2.	In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended June 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the second quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the second quarter of 2012.

3.	In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

4.	In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

5.	In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price per ounce and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

6.	In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price per ounce and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1,504,000 on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

7.	In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price per ounce. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

8.	In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased $10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

LIQUIDITY

At December 31, 2012, the Company had cash and cash equivalents of $111.6 million and working capital of $115.7 million, compared to cash and cash equivalents of $91.2 million and working capital of $109.7 million at December 31, 2011. Cash and cash equivalents increased by $20.4 million during the year as a result of $136.2 million generated from operating activities, $50.0 million proceeds from prepayment facility, $11.4 million acquired as part of the acquisition of Silvermex and proceeds of $10.6 million from exercise of stock options, offset by $175.1 million invested in property, plant and equipment, and mineral property interests and $7.5 million in deposit on long-term assets.

During 2012, the Company expended $99.3 million on mineral properties and $75.8 million on property, plant and equipment on a cash basis compared to $44.3 million expended on mineral properties and $51.6 million expended on property, plant and equipment in 2011. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of Del Toro.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $111.6 million in cash and cash equivalents at December 31, 2012, the Company believes it has sufficient funds to meet current operating and capital requirements. During 2012, a total of $60.4 million has been spent for Del Toro’s Phase 1 construction and an additional $11.2 million has been advanced towards Phase 2 and 3 of the Del Toro expansion plans. Capital expansions budgeted for 2013 include $56.1 million earmarked for Phases 1, 2 and 3 of the Del Toro capital project, inclusive of exploration and development costs, $14.0 million for San Martin, and $3.8 million for La Guitarra. In addition, the Company has budgeted further expenditures of $93.8 million on development and $24.5 million on exploration in aggregate on its various mines and properties. The majority of the spending on exploration and development is of a discretionary nature based on assumed silver prices and will be modified during the year based on actual realized silver prices. Should the Company adopt additional expansion plans or if the price of silver were to drop significantly, the Company may revise its spending on exploration and development depending on available cash flows from operations. As at the date the Board of Directors approved this MD&A, the Company had approximately $103.2 million in cash and cash equivalents in treasury.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax (“VAT”) and other receivables. The Company sells and receives payment upon delivery of its silver doré and byproducts primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican VAT receivable of $13.9 million as at December 31, 2012 (2011 - $8.7 million), of which $0.6 million (2011 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex (see “Acquisition of Silvermex Resources Inc.”), the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authorities.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2012, the Company has outstanding trade payables of $20.8 million (December 31, 2011 -$6.5 million) which are generally payable in 90 days or less and accrued liabilities of $16.5 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,398	$37,398	$-	$-	$-
Debt facilities	50,903	6,662	33,556	10,685	-
Finance lease obligations	25,465	10,233	13,514	1,718	-
Decommissioning liabilities	11,545	-	-	-	11,545
Purchase obligations and commitments (1)	19,601	19,601	-	-	-
Total Obligations	$144,912	$73,894	$47,070	$12,403	$11,545

(1) Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2012		December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$6,276	$752	$(2,027)	$5,001	$500	$40,787	$4,079
Mexican peso	3,522	11,936	(22,695)	(7,237)	(724)	(7,433)	(549)
	$9,798	$12,688	$(24,722)	$(2,236)	$(224)	$33,354	$3,530

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 10% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

As at December 31, 2012, a 10% increase or decrease of metal prices at December 31, 2012 would have the following impact on net earnings:

			December 31, 2012
				Effect of +/-
				10% change in
	Silver	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$706	$95	$24	$825
Prepayment facility	-	(2,821)	(2,725)	(5,546)
	$706	$(2,726)	$(2,701)	$(4,721)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”). Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the Arrangement, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the Silvermex acquisition was $2.7 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position as one of the world’s leading silver producers and adds the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and purchase price allocation, in accordance with IFRS 3, Business Combinations, are estimated as follows:

Consideration:
9,451,641 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Goodwill of $24.6 million was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the year ended December 31, 2012, the acquisition of Silvermex contributed revenues of $5,291,000 and loss of $459,000 to the Company’s net earnings.

Had the business combination been effected at January 1, 2012, revenues of the Company would have been $252,034,000 and earnings would have been $82,684,000 for the year ended December 31, 2012. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

In determining the pro forma revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:

  Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre- acquisition financial statements;
  Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies;
  Recognized the deferred income tax expense effect related to the above adjustments; and
  Excluded acquisition costs of the acquirer as a one-off transaction.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2012, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the audited consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 29 of the audited consolidated financial statements and “Income Taxes” below).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)

In December 2012, First Majestic entered into an arrangement agreement (“Orko Arrangement”) with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. On February 13, 2013, Orko declared that another company made a superior offer and, under the Orko Arrangement, First Majestic had five business days to match the superior offer. On February 19, 2013, First Majestic announced that it has elected not to match the superior offer. Upon the termination of the Orko Arrangement on February 20, 2013, First Majestic received an CAD$11.6 million termination fee from Orko;

b)	1,415,000 options were granted with a weighted average exercise price of CAD$20.91 and expire in five years from the grant date;

c)	210,400 options were exercised for gross proceeds of CAD$751,000; and

d)	17,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,967,240 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the cyanidation and flotation plant at the La Parrilla mine were commissioned on March 1, 2012 and October 1, 2011, respectively.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2012, and management assessed whether the benefit from these tax losses is probable. In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2014 to 2021. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. In 2012, the Company successfully won 100% of its appeals for the 2004 and 2006 tax reassessments totalling $1.6 million (20.9 million Mexican pesos). Final resolution for the 2005 tax assessment of $0.9 million (11.4 million Mexican pesos) is expected in the first half of 2013. The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 reassessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the treatment of intercompany loan is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and therefore has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.2 million (40.8 million Mexican pesos). The Company has posted cash as collateral (“Restricted Cash”) for a bond held with SAT for $3.2 million (40.8 million Mexican pesos). During 2012, the Company received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.2 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan of filing all VAT refunds from 2007 to present day, which it believes will be completed by mid-2013. In January 2013, La Guitarra received its first VAT refund related to 2007 for $26,000 (338,000 Mexican Pesos).

During the second half of 2011, the Company established a global tax structure to take advantage of favourable tax rates in various jurisdictions. This global tax restructuring is anticipated to reduce the overall effective tax rate to approximately 20% annually and to remain at these rates provided the rates of the underlying jurisdictions do not change.

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the audited consolidated financial statements of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially negatively affect, the Company’s internal control over financial reporting. The Company completed the acquisition of Silvermex on July 3, 2013, and proceeded to integrate the operations and administration of Silvermex immediately thereafter. Although Silvermex is subject to the same controls as First Majestic regarding the consolidation and financial reporting of year end results, management excluded from its assessment the internal control over financial reporting at Silvermex, whose financial statements constitute 23% and 21% of net and total assets, respectively, 2% of revenues, and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2012.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2012, as stated in their report which appears on the Company’s consolidated financial statements.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2012.